Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following describes the general terms and provisions of the common stock and certain provisions of the Articles of Incorporation, as amended (the “Articles of Incorporation”), and the Second Amended and Restated Bylaws (the “Bylaws”) of NuZee, Inc. (the “Company”), and certain related rights. This description is only a summary and is qualified in its entirety by reference to the Articles of Incorporation, the Bylaws, each of which have been filed with the Securities and Exchange Commission, and applicable law.

Authorized Capital Stock

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.00001 per share (“common stock”), and 100,000,000 shares of preferred stock, par value $0.00001 per share (“preferred stock”). The common stock is listed on the Nasdaq Capital Market under the symbol “NUZE.”

The preferred stock may be issued from time to time, without action by the stockholders, in one or more series by the Company’s board of directors (the “Board”), each series of which will have such distinctive designation or title as shall be determined by our Board prior to the issuance of any shares thereof. Preferred stock will have such voting powers, full or limited, or no voting powers, and such preferences, privileges and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series, as shall be stated in such resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Board prior to the issuance of any shares thereof.

Voting Rights

Each outstanding share of common stock entitles the holder thereof to one non-cumulative vote per share on all matters on which stockholders may vote. Holders of shares of common stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the Board. Without cumulative voting, a minority stockholder will not be able to gain as many seats on the Board based on the number of shares of our stock the stockholder holds as compared to the number of seats the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Board to influence the Board’s decision regarding a takeover.

Dividends

The holders of common stock have equal ratable rights to dividends from funds legally available therefor when, as and if declared by the Board. The Company has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board and will depend upon the Company’s earnings, if any, the Company’s capital requirements and financial position, the Company’s general economic conditions and other pertinent conditions. It is the Company’s present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Company’s business operations.

No Preemptive or Similar Rights

The holders of common stock have no preemptive or other subscription or conversion rights. In addition, the shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. All outstanding shares of common stock are fully paid and nonassessable.

Liquidation Rights

In the event of the Company’s liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share ratably in all of the Company’s assets that are available for distribution after payment in full of all of the Company’s liabilities.

Certain Nevada Law, Articles of Incorporation and Bylaws Provisions

Nevada law, the Articles of Incorporation, and the Bylaws contain certain provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board.

Term of Directors. The Bylaws provide that each director shall hold office until the next annual meeting of shareholders and until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification or removal.

Number of Directors. The Bylaws provide that the Board shall consist of not less than one and not more than 13 members.

Undesignated Preferred Stock. The ability of the Board, without action by the stockholders, to issue up to 100,000,000 shares of preferred stock, which was previously authorized but remain undesignated, with voting or other rights or preferences as designated by the Board could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

Stockholder Meetings. The Bylaws provide that a special meeting of stockholders may be called only by stockholders holding at least ten percent (10%) of the voting shares of the Company, or by the Company’s president or a majority of the Board.

Stockholder Action by Written Consent. Nevada law provides that any action that may be taken at any annual or special meeting of the stockholders may be taken without a meeting if a consent thereto in writing is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.